Exhibit 99.1

Sierra Metals Reports Fatality Following Injuries Sustained at Its Bolivar Mine in Mexico

TORONTO--(BUSINESS WIRE)--January 11, 2022--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") regrets to report a fatality as a result of an accident that occurred at the Company’s Bolivar Mine, located in Chihuahua State, Mexico. The injured party was evacuated to medical facilities in Cuauhtemoc where the injured party was later pronounced deceased following medical complications. The incident occurred on January 10, 2022 at the underground mining operation of the Bolivar Mine. There were no other injuries related to the accident.

Luis Marchese, CEO, said, “Sierra Metals deeply regrets this accident and extends its sincerest sympathy to the family, friends and co-workers of our colleague.” He added, “The health and safety of our workforce remains our highest priority and we are focused on ensuring that those who have been affected by the incident are receiving full support.”

The appropriate government and local authorities have been notified. A thorough investigation into the accident has been initiated, in order to determine the cause and appropriate corrective actions.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Contacts

Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
+1 (416) 366-7777